ICON EQUIPMENT AND CORPORATE
INFRASTRUCTURE FUND FOURTEEN, L.P.
3 Park Avenue, 36th Floor
New York, New York 10016

November 25, 2014

VIA EDGAR

Mr. John Cash
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
Form 10-K for the year ended December 31, 2013
Filed March 21, 2014
File No. 0-53919

Dear Mr. Cash:

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) hereby responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 14, 2014, with respect to the Partnership’s above-referenced Form 10-K for the year ended December 31, 2013 filed with the Commission on March 21, 2014 (the “Form 10-K”).

The Staff’s comments are set forth below in bold, followed by the Partnership’s responses to each comment.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 48

1.           We note you present changes in restricted cash in cash flows from operating activities.  We also note your restricted cash balances appear to be primarily related to outstanding debt and, therefore, may be more appropriately classified in cash flows from financing activities.  Please explain to us how and why you believe your current classification is appropriate and complies with ASC 230.  This comment is also applicable to subsequent quarterly filings.

Response:

Mr. John Cash
November 25, 2014

The Partnership respectfully advises the Staff that restricted cash represents cash flows from operating lease rentals.  For the year ended December 31, 2013, the source of substantially all of the $4,022,358 increase in the Partnership’s restricted cash was primarily related to cash inflows from the Partnership’s operating leases with AET Inc. Limited (“AET”) covering two aframax tankers and two very large crude carriers (collectively, the “AET Vessels”). During the year ended December 31, 2013, the overall increase in the Partnership’s restricted cash was related to a portion of the rental income generated by the operating leases with AET, which cash was temporarily required to be held in the operating lease cash accounts due to a breach of a covenant in the related senior non-recourse long-term debt agreement (the “Senior Debt”) entered into to partly finance the acquisition of the AET Vessels. The covenant breach resulted in a restriction of the Partnership’s ability to utilize cash generated by the operating leases for purposes other than paying the Senior Debt. The increase in restricted cash represents the amount of operating rental income collected in excess of amounts used to fund required debt service payments for the Senior Debt during 2013.  Since the source of the restricted cash related to the collection of operating rental income, this amount was included within cash flows from operating activities for the year ended December 31, 2013.

The Partnership considered the guidance included in Accounting Standard Codification (“ASC”) 230-10-45-22, More than One Class of Cash Flows, which states, in part, “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”

The Partnership also considered the guidance in ASC 230-10-45-14, Cash Flows from Financing Activities, and does not believe that the cash that the Partnership receives from its lessees under its operating leases relate to financing activities. As discussed above, the Partnership considered the predominant source of the related cash flows regarding the classification of restricted cash could be supported when the nature of the restriction on cash is directly related to the operations of an entity’s business. The predominant cash inflow into restricted cash is lessee rentals, which are directly related to the operations of the Partnership’s leasing business.

Based upon the aforementioned, the Partnership believes that such changes in restricted cash balances were properly classified as cash flows from operating activities for the year ended December 31, 2013 in accordance with the requirements of ASC 230.

(2) Summary of Significant Accounting Policies – Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve, page 53

Mr. John Cash
November 25, 2014

2.           We note asset quality issues, including those related to finance leases, have had a material impact on your operating results; however, it does not appear to us that you adequately disclose and discuss these issues and their impact in annual and quarterly filings.  Please revise future filings to:

•	Provide all the disclosures required by ASC 310-10-50, specifically address the disclosures required by ASC 310-10-50-7, 11B, 14A-15 and 28-30;

•	Provide the disclosures required by ASC 860-30-50-1A(b); and

•
Provide summarized asset quality disclosures in MD&A that quantify and discuss:  total non-accrual/impaired assets as of the end of each period presented; the impact those assets had on operating results during each period presented, and the range of reasonably possible losses those assets may have on future operating results.

Please provide your proposed disclosures in your response letter.

Response:

Background

As of and for the year ended December 31, 2013, the Partnership had two impaired loans, the secured term loan to Western Drilling Inc. and Western Landholdings, LLC (collectively, “Western Drilling”), which was partially reserved, and the secured term loan to Kanza Construction, Inc. (“Kanza”), which was fully reserved.  In addition, as of and for the year ended December 31, 2013, the Partnership had three finance leases with wholly-owned subsidiaries of Geden Holdings Ltd. (“Geden”) that were placed on a non-accrual status with no credit loss reserve deemed necessary.

ASC 310-10-50-7

The Partnership believes that it provided comprehensive quantitative disclosure regarding the credit quality of its financing receivables in the Form 10-K.  Note 2 – Summary of Significant Accounting Policies set forth in the Form 10-K states, in part, “As our financing receivables, generally notes receivable and finance leases, are limited in number, our Investment Manager is able to estimate the credit loss reserve based on a detailed analysis of each financing receivable as opposed to using portfolio based

Mr. John Cash
November 25, 2014

metrics and credit loss reserve […]. Material events would be specifically disclosed in the discussion of each financing receivable held”. As of December 31, 2013, the Partnership had three investments in financing receivables that were on nonaccrual status and had no investment in financing receivables past due 90 days or more and still accruing. In Note 3 – Net Investment in Notes Receivable, the Partnership separately disclosed its net investment in Western Drilling of $4,685,175 and also disclosed that the remaining loan balance related to Kanza of $2,958,795 had been fully reserved as of December 31, 2013. In addition, separate disclosure was included in Note 4 – Net Investment in Finance Leases related to the Partnership’s leases with Geden and the specific factors that resulted in Geden being placed on a non-accrual status.

However, to ensure that the Partnership satisfies the disclosure requirements under ASC 310-10-50-7, the Partnership will disclose in its future filings the total amount of investments in financing receivables by type that were placed on a non-accrual status, similar to the 2013 proposed disclosure, as follows:

Note 3 – Net Investment in Notes Receivable

“As of December 31, 2013, we had net investment in notes receivable on nonaccrual status of $4,685,175 and no net investment in notes receivable that was past due 90 days or more and still accruing.”

Note 4 – Net Investment in Finance Leases

“As of December 31, 2013, we had net investment in finance leases on nonaccrual status of $130,731,079 and no net investment in finance leases that was past due 90 days or more and still accruing.”

ASC 310-10-50-11B

The Partnership respectively advises the Staff that the Partnership believes that the disclosures required by ASC 310-10-50-11B are either not applicable (ASC 310-10-50-11B(a3) and ASC 310-10-50-11B(e thru h)) or were included in Note 2 – Summary of Significant Accounting Policies, Note 3 – Net Investment in Notes Receivable or Note 4 – Net Investment in Finance Leases in the Form 10-K.

Mr. John Cash
November 25, 2014

With respect to ASC 310-10-50-11B(a1), ASC 310-10-50-11B(a2) and ASC 310-10-50-11B(d), due to the fact that the Partnership estimates the credit loss reserve based on a detailed analysis of each financing receivable, the Partnership proposes on pages 7-8 of this letter to enhance its accounting policy related to Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve to include factors that management considers in assessing the condition of the financing receivables and whether a credit loss reserve is necessary.  With respect to ASC 310-10-50-11B(c), the Partnership currently discloses in Note 3 the credit loss reserve as of December 31, 2013 and 2012 and the current year provision recorded for Western Drilling, which was the only provision recorded in 2013. In addition, the rollforward of the credit loss reserve is included in Schedule II – Valuation and Qualifying Accounts of the Consolidated Financial Statements and Supplementary Data within the Form 10-K. However, the Partnership proposes to include the following footnote in its disclosures in its future filings in accordance with ASC 310-10-50-11B(c) for any financing receivables of which there is a credit loss allowance:

Credit Loss Allowances

Allowances for credit loss as of December 31, 2012	$XXX

Provisions	XX

Write-offs, net of recoveries	-

Allowance for credit loss as of December 31, 2013	$XXX

ASC 310-10-50-14A

The Partnership believes the accounting for impaired loans and the amount of the impaired loans mandated by ASC 310-10-50-14A were included in Note 2 – Summary of Significant Accounting Policies and Note 3 – Net Investment in Notes Receivable in the Form 10-K, respectively. Nevertheless, the Partnership will enhance its existing footnote on Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve as set forth on pages 7-8 of this letter.

ASC 310-10-50-15

The Partnership believes that the disclosures required by ASC 310-10-50-15 are either not applicable (ASC 310-10-50-15(a3ii) as there was no impaired loan of which had no allowance for credit loss as of December 31, 2013) or were included in Note 2 – Summary of Significant Accounting Policies (ASC 310-10-50-15(b), ASC 310-10-50-15(d) and ASC 310-10-50-15(e)) and Note 3 – Net Investment in Notes Receivable in the Form 10-K, except for the following:

ASC 310-10-50-15(a3i) and ASC 310-10-50-15(a4)

In Note 3 – Net Investment in Notes Receivable, the Partnership disclosed its net investment in Western Drilling of $4,685,175 and also disclosed that the remaining loan balance related to Kanza of $2,958,795 had been fully reserved as of December 31, 2013. In future filings, the Partnership will enhance its disclosure by including the aggregate principal outstanding, credit loss reserve and net carrying value of all impaired loans as of the reporting date by adding footnotes similar to (1), (2) and (3) below to the table currently included in Note 3, which summarizes the Partnership’s investment in notes receivable as follows:

Mr. John Cash
November 25, 2014

	December 31,
	2013	2012
Principal outstanding1	$91,113,235	$87,750,115
Initial direct costs	5,713,226	7,291,683
Deferred fees	(1,493,000)	(1,816,123)
Credit loss reserve2	(5,902,599)	(2,940,000)
Net investment in notes receivable3	$89,430,862	$90,285,675

1 As of December 31, 2013 and 2012, the total principal outstanding related to our impaired loans was $10,587,774 and $3,713,031, respectively.

2 As of December 31, 2013, the credit loss reserve was related to the Western Drilling and Kanza, totaling $2,943,804 and $2,958,795, respectively.  As of December 31, 2012, the credit loss reserve was related to Kanza.

3 As of December 31, 2013 and 2012, net investment in notes receivable related to our impaired loans were $4,685,175 and $773,031, respectively.

ASC 310-10-50-15(c1)

Given that the Partnership’s financing receivables are limited in number, its investment manager is able to estimate the credit loss reserve based on each financing receivable held.  For 2013, the Partnership had only two impaired loans and historically, a small number of the Partnership’s loans were impaired. For each impaired loan, the Partnership has included separate disclosures regarding the net carrying value of such loan and the specific factors considered by the investment manager to determine whether a credit loss reserve was necessary and, if so, how the amount of the reserve was derived.  Due to this existing disclosure, the Partnership believes that disclosing the average recorded investment for the impaired loans does not provide any additional information. In addition, due to the limited number of impaired loans, the Partnership believes that the average balance of the impaired loans can be easily determined from existing disclosure included in the footnotes.

Mr. John Cash
November 25, 2014

ASC 310-10-50-15(c2) and (c3)

The Partnership’s disclosure in the Form 10-K related to the secured term loan to Kanza currently states that “No finance income was recognized on the impaired loan during the year ended December 31, 2013.” The disclosure related to the secured term loan to Western Drilling currently states that “Finance income recognized on the loan prior to recording the credit loss reserve was approximately $635,000 for the year ended December 31, 2013.”

For future filings, the Partnership will include disclosure of the amount of finance income recognized (or that no finance income was recognized) during the time within the reporting period that the loan was impaired, similar to the 2013 proposed disclosure, as follows:

“No finance income was recognized since the time Western Drilling was considered impaired during the year ended December 31, 2013.”

ASC 310-10-50-28

In future filings, the Partnership proposes to enhance its existing footnote on summary of significant accounting policies with respect to credit quality of notes receivable and finance leases and credit loss reserve to further address the disclosure requirements of ASC 310-10-50-28 as follows1:

“Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve

~~Our Investment Manager weighs all credit decisions based on a combination of external credit ratings as well as internal credit evaluations of all borrowers.  A borrower’s credit is analyzed using those credit ratings as well as the borrower’s financial statements and other financial data deemed relevant.~~

Our Investment Manager monitors the ongoing credit quality of our financing receivables by (i) reviewing and analyzing a borrower’s financial performance on a regular basis, including review of financial statements received on a monthly, quarterly or annual basis as prescribed in the loan or lease agreement, (ii) tracking the relevant credit metrics of each financing receivable and a borrower’s compliance with financial and non-financial covenants, (iii) monitoring a borrower’s payment history and public credit rating, if available, and (iv) assessing our exposure based on the current investment mix.  As part of the monitoring process, our Investment Management may physically inspect the collateral or a borrower’s facility and meet with a borrower’s management to better understand such borrower’s financial performance and its future plans on an as-needed basis.

1 Strikethrough and underlined language reflects revisions to existing Form 10-K disclosure.

Mr. John Cash
November 25, 2014

As our financing receivables, generally notes receivable and finance leases, are limited in number, our Investment Manager is able to estimate the credit loss reserve based on a detailed analysis of each financing receivable as opposed to using portfolio based metrics ~~and credit loss reserve~~.  Our Investment Manager does not use a system of assigning internal risk ratings to each of our financing receivables ~~are~~. Rather, each financing receivable is analyzed quarterly and categorized as either performing or non-performing based on ~~payment history. If a financing receivable becomes non-performing due to a borrower’s missed~~ factors including, but not limited to, financial results, satisfying scheduled payments ~~or failed~~ and compliance with financial covenants~~, our Investment Manager~~. A financing receivable is usually categorized as non-performing only when a borrower has failed to make scheduled payments.  Our Investment Manager then analyzes whether the financing receivable should be placed on a non-accrual status, a credit loss reserve should be established or ~~whether~~ the financing receivable should be restructured.  As part of the assessment, updated collateral value is usually considered and such collateral value can be based on a third party industry expert appraisal or, depending on the type of collateral and accessibility to relevant published guides or market sales data, internally derived fair value. Material events would be specifically disclosed in the discussion of each financing receivable held.

Notes receivable are generally placed in a non-accrual status when payments are more than 90 days past due. Additionally, our Investment Manager periodically reviews the creditworthiness of companies with payments outstanding less than 90 days and based upon our Investment Manager’s judgment, these accounts may be placed in a non-accrual status.

In accordance with the cost recovery method, payments received on non-accrual loans are applied to principal if there is doubt regarding the ultimate collectability of principal. If collection of the principal of non-accrual loans is not in doubt, interest income is recognized on a cash basis. Loans in non-accrual status may not be restored to accrual status until all delinquent payments have been received, and we believe recovery of the remaining unpaid receivable is probable.

When our Investment Manager deems it is probable that we will not be able to collect all contractual principal and interest on a non-performing note receivable, we perform an analysis to determine if a credit loss reserve is necessary. This analysis considers the estimated cash flows from the note, and/or the collateral value of the asset underlying the note when note repayment is collateral-dependent. If it is determined that the impaired value of the non-performing note receivable is less than the net carrying value, we will recognize a credit loss reserve or adjust the existing credit loss reserve with a corresponding charge to earnings. We then charge-off a loan in the period that it is deemed uncollectible by reducing the credit loss reserve and the balance of the loan.”

Mr. John Cash
November 25, 2014

ASC 310-10-50-29 and ASC 310-10-50-30

The proposed disclosure above states that the Partnership’s investment manager does not use a system of assigning internal risk ratings to each of the Partnership’s financing receivables. In addition, the Partnership believes that the proposed enhancement to the Partnership’s footnote on summary of significant accounting policies above clarifies how the investment manager monitors the ongoing credit quality of the Partnership’s financing receivables and the factors that are considered as part of its regular assessments. Accordingly, the Partnership believes that the proposed disclosure satisfies the requirements of ASC 310-10-50-29 and ASC 310-10-50-30.

ASC 860-30-50-1A(b)1

The Partnership believes that the requirements of ASC 860-30-50-1A(b) are not applicable because the Partnership does not sell or transfer any of its collateral to its lenders.  However, the Partnership proposes to reuse Note 7 – Non-Recourse Long-Term Debt in its future filings as follows:

“Most of our non-recourse long-term debt obligations consist of notes payable in which the lender has a security interest in the underlying assets. If the borrower were to default on the underlying lease or loan, resulting in our default on the non-recourse long-term debt, the assets ~~would be returned~~ could be foreclosed upon and the proceeds would be remitted to the lender in extinguishment of that debt.”

Summarized Asset Quality Disclosures in the MD&A:

The Partnership separately disclosed the credit loss and the factors used to determine if a credit loss was required to be recorded related to Western Drilling and Kanza under Significant Transactions – Notes Receivable and the factors contributing to Geden being placed on a non-accrual status under Significant Transactions – Marine Vessels. The credit losses recorded and their impact on the Partnership’s operating results for the year ended December 31, 2013 were included in the Results of Operations for the years ended December 31, 2013 and 2012. With respect to the discussion of a range of reasonable possible losses such impaired assets might have on the Partnership’s future operating results, the Partnership believes that it could not reasonably estimate a range for Western Drilling at the time and, therefore, no such disclosure was provided.  In its future filings, the Partnership will include in the MD&A a range of reasonable possible losses of its impaired loans to the extent that such losses can reasonably be determined.

Mr. John Cash
November 25, 2014

The Partnership acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (646) 845-2573 or Blake E. Estes, Senior Managing Director and Counsel of ICON Capital, LLC at (646) 845-2516.

Sincerely, ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.
By: ICON GP 14, LLC, its General Partner /s/ Christine H. Yap Christine H. Yap Principal Financial and Accounting Officer

cc:	Blake E. Estes, ICON Capital, LLC